                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   FORM 10-SB

                   General Form For Registration of Securities
                of Small Issuers Under Section 12(b) or 12(g) of
                       the Securities Exchange Act of 1934

                  International Environmental Management, Inc.
        (Exact name of Small Business Issuer as specified in its Charter)

 NEVADA                                                 65-0861102
(State or other jurisdiction                           (IRS Employee
of incorporation or organization)                      Identification Number)

5801 Wiley Street Hollywood Florida                             33023
-------------------------------------------------------------------------
(Address of principal executive offices)                       (Zip code)

Issuer's telephone number, including area code:          (954) 961-3033.
                                               ---------------



SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                   NONE
             ----------------
             (TITLE OF CLASS)

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                COMMON STOCK, PAR VALUE $0.001 PER SHARE
                -------------------------
                    (TITLE OF CLASS)

                                TABLE OF CONTENTS

                                     PART I

ITEM 1.   DESCRIPTION OF BUSINESS ..........................................        3

ITEM 2.   PLAN OF OPERATION ................................................        4

ITEM 3.   DESCRIPTION OF PROPERTY...........................................        8

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
            MANAGEMENT......................................................        8

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
            PERSONS.........................................................        9

ITEM 6.   EXECUTIVE COMPENSATION............................................       12

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................       13

ITEM 8.   DESCRIPTION OF SECURITIES.........................................       13

                                     PART II

ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
            EQUITY AND OTHER STOCKHOLDER MATTERS............................       14

ITEM 2.   LEGAL PROCEEDINGS.................................................       15

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.....................       15

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES...........................       15

ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................       16

PART F/S  FINANCIAL STATEMENTS AND EXHIBITS.................................       18

                                    PART III

ITEM 1.   INDEX TO EXHIBITS.................................................       18

ITEM 2.   DESCRIPTION OF EXHIBITS...........................................       18

PART I

ITEM 1. DESCRIPTION OF BUSINESS

     The Company was incorporated under the laws of the State of Nevada on September 6, 1995. On July 30, 1999, the Company acquired all of the issued and outstanding common stock of Broward Recycling, Inc. ("BRI") through the statutory merger of BRI's parent company, International Management, Inc., of Florida. The Company's one subsidiary, BRI, was incorporated under the laws of the State of Florida on July 10, 1981. BRI has been in the recycling business for approximately 18 years. The Company seeks to develop its market reach through the acquisition, expansion and integration of other recycling companies. The Company's goal is to be a significant regional supplier of non-ferrous recyclable materials. In addition, it has identified several other recycling opportunities in the non-ferrous segment.

     Through its subsidiary, BRI, the Company currently operates one recycling location in South Florida. This operation currently services three counties:
Miami-Dade, Broward, and Palm Beach, for a total population served of 5,000,000 people. The Company is a recycling reclamation and processing facility which processes up to six tons of recyclable material per day. Such material includes aluminum, copper, brass, stainless steel, and other non-ferrous materials. In addition, the Company processes five to ten tons of aluminum cans per month. The purpose of recycling reclamation and processing facilities is to process recyclable material so that it may be reused by businesses in the manufacturing of consumable goods. The Company's primary goal is to create several divisions which each offer a distinct recycling reclamation product.

     The industry is highly fragmented and ripe for consolidation through acquisition. The Company believes that its subsidiary, BRI, has the experience necessary to acquire solid companies in this profitable and growing industry.

     The Company intends to establish a central processing facility and have two or three recycling facilities on line which should enable the Company to expand the number of recyclable items it handles such as newspaper, cardboard, glass bottles and plastic. As the Company develops these facilities, it will be in a position to expand its wholesale recycling business. For example, the Company currently purchases copper, brass and aluminum from plumbing and air conditioning repair businesses as well as radiators from car radiator shops and local garages. Using this strategy, the Company believes that within two or three years, it can position itself to operate as a profitable, integrated recycling business.

ITEM 2. PLAN OF OPERATION

     The Company's primary business objective is to enhance its revenue growth through the acquisition and consolidation of other scrap metal businesses. Acquisition targets should have a successful operating history which means a record of growth and profitability. Management intends to retain the owners and experienced management of such acquisitions because their knowledge and expertise can provide immediate entry in the market. In addition, acquisition targets should be located in major market areas and should either be the leader in its respective market, or have the potential to assume the first or second position in that market. The Company will prefer target facilities located along the southeast Florida economic area or having access to transportation. This would enable the Company to ship large volumes of material to major consumers.

     Another strategy of the Company is to develop the capacity to recycle products other than non-ferrous metals. This could be accomplished through the establishment of a central processing facility, with two to three recycling facilities on line. This should enable the Company to expand its wholesale recycling business and to develop a ferrous (steel) recycling division. The wholesale division will work with existing businesses.

     The Company also intends to have a container service division located in Southeast Florida, if negotiations proceed successfully. The potential value of the market for this service is $5-$10 billion, within the Company's operating range. Principal users of this service are real estate developers, who need containers on site to remove construction debris. To enter this market, the Company must build a facility, acquire a small fleet of trucks, and acquire containers. The cost of this undertaking is projected at approximately $750,000.

     As the Company grows, it intends to establish a solid waste-brush and yard waste composting facility. Municipalities are coming to the realization that incineration and land filling are not the most environmentally sound ways of handling their solid waste, trash and brush material. The Company believes this business segment of the market has a potential value of $250-$500 million. To implement this strategy, the Company must build the facility referenced in the preceding paragraph. The Company projects that entry into this industry sector would be feasible in the third or fourth quarter of the year 2000.

     Consulting services are yet another strategy for growth in the industry. Many, if not most, of the communities in the U.S. are imposing mandatory recycling requirements on the business community. The Company intends to position itself to respond to this emerging market offering recycling consulting services to assist businesses in compliance with governmental regulations. To implement this strategy, the Company must employ two consultants.

     A final strategy for growth is entry into the solid waste and landfill management business. The Company perceives a window of opportunity to acquire smaller privately owned landfills. There are several hundred of these landfills nationwide and are selling in the $3 million to $10 million range. Such an acquisition would provide immediate cash flow and substantial net profit to the Company's operations. Management believes it is essential to get a solid waste landfill division on line as soon as possible.

     The Company has no product, or product in development, which would materially impact its financial and operating condition. The Company is not dependent upon the availability or raw materials in order to operate. The Company does not rely on any patents, copyrights, trademarks, or other intellectual property in order to operate. The Company's operations are not affected by seasonal changes. The Company does not maintain a material amount of production inventory. The Company does not extend terms to customers. The Company is not dependent upon a single customer or a small group of customers. The largest customer of the Company purchases less than 5% of the Company's production. There is no back log in the Company's production. The Company does not rely on government contracts for its revenues.

     The Company is aware there is significant competition in the recycling industry. The Company will be competing with numerous companies that already have a substantial share of the market as well as greater management and technological resources. Competitors also may have greater financial resources than that of the Company. Current local competition and local conditions are as follows. The Company's local market is primarily in Miami-Dade, Broward and Palm Beach counties. There are several dozen small to medium size scrap metal recycling dealers. There are five or six larger dealers and a few wholesale companies that ship all of their material direct to the mills who are the end users. Many of the small and medium size operations buy and sell on a weekly basis and do not have the resources to compete with the few larger operations. It is a highly fragmented industry. The Company has entered into two letters-of-intent, one with a smaller operation and one with a larger operation, calling for mergers with the referenced companies. The Company believes certain other dealers in the local market may be prepared for merger as well. The Company believes this market is ready for consolidation. Each small and medium size operation can only handle what is delivered to them or they can pick-up in a very small radius from their location. The Company's goal is to become the number one regional scrap metal recycling operation in the south Florida area.

     The Company is not regulated by any federal or state regulatory agency with regard to environmental matters.

     The Company employs two full time managerial staff at the parent level, and five full and part time non-management employees at the subsidiary level.


     FINANCIAL INFORMATION

     The following table sets forth the current year and last two years of operating data from the Company's South Florida market area.


                       STATEMENTS OF OPERATIONS DATA                                                          PRD.
                                                                                                              ENDED
                                                                                                              SEPT.
                              YEAR ENDED DECEMBER 31,                                                          30
                                                                   1997                1998                   1999
                                                     =================================================================

                                        TOTAL REVENUE                   $                    $                       $
                                                                  718,178              560,152                 175,367
                             TOTAL COSTS AND EXPENSES                   $                    $                       $
                                                                  721,451              649,606                 274,706
                        PROFIT (LOSS) FROM OPERATIONS                   $                    $                       $
                                                                   (3,273)             (89,454)                (99,339)
               NET PROFIT (LOSS) APPLICABLE TO COMMON
                                         SHAREHOLDERS                   $                    $                       $
                                                                   (3,273)             (89,454)                (99,339)
                   NET PROFIT (LOSS) PER COMMON SHARE                   $                    $                       $
                                                                  (0.0013)             (0.0358)                (0.0284)

                                   BALANCE SHEET DATA
                              YEAR ENDED DECEMBER 31,


                                      WORKING CAPITAL                   $                    $                       $
                                                                 (254,031)            (374,826)                 18,415
                                         TOTAL ASSETS                   $                    $                       $
                                                                  155,644              189,479                 358,599
                                    TOTAL LIABILITIES                   $                    $                       $
                                                                  301,375              528,792                 306,696
                    STOCKHOLDERS' EQUITY (ACCUMULATED                   $                    $                       $
                                             DEFICIT)            (145,731)            (339,313)                 51,903


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OF PLAN OF OPERATION

     ASSUMPTIONS

     The following management's discussion and analysis or plan of operation is based on the proforma financial statements exhibit. The Company acquired Broward Recycling, Inc. On July 1, 1999. The proforma financial statements reflect the financial condition of the Company had the acquisition occurred in the prior periods being discussed. Management feels a more relevant analysis would have to take this into consideration.

     RESULTS OF OPERATIONS

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     Total sales of the Company for the year ended December 31, 1998 decreased by $158,026 from sales for the year ended December 31, 1997. This decrease was due to a down turn in the metals/scrap market causing a lower per pound price the Company was able to obtain for their inventory.

     Cost of goods sold decreased $79,702 and the gross profit decreased by $78,324 for the year ended December 31, 1998 as compared to the previous year. Gross profit as a percentage of revenue for 1998 fell to 24% compared to 30% for 1997. The Company in an effort to remain competitive in the market place attempted to match their larger competitors pricing structure in order to acquire materials to sell.

     General and administrative expenses increased $7,857 to $220,144 from $212,287 for the year ended December 31, 1998 as compared to the previous year. Management does not consider this a material increase. These numbers essentially reflect the fixed costs of operating the business.

     LIQUIDITY AND CAPITAL RESOURCES

     The company has in recent years financed its operations primarily with loans directly from and/or guaranteed by the principal shareholders. The company anticipates that revenues from operations will be gradually able to satisfy the Company's cash requirements. Periodic equity financing has assisted the company in working towards this goal during the subsequent six month period. No assurance can be given, however, that additional debt or equity financing will not be required or will be available if required

ITEM 3. PROPERTIES

     The Company owns its headquarters and operating facility at 5801 Wiley Street Hollywood, Florida 33023. The estimated value of the land and building is $225,000. The Company owns operating equipment with a depreciated value of approximately $50,000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of October 10, 1999, the shares of common stock beneficially owned by each person who was a beneficial owner of more than five percent of the outstanding shares of common stock and by directors and executive officers.


----------------------------------------------------------------------------------------
                                              NUMBER OF SHARES      PER CENT OF
CLASS OF SHARES        BENEFICIAL OWNER       BENEFICIALLY HELD     BENEFICIAL OWNERSHIP
----------------------------------------------------------------------------------------

Common                 Harold Solomon         1,500,000             51%
                       5801 Wiley Street
                       Hollywood
                       FL 33023

----------------------------------------------------------------------------------------

Common                 Global Capital         225,000               7.5%
                       Group, Inc.
                       225 Mizner Blvd
                       Boca Raton
                       FL 33432

----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Common                 Global Capital         215,000               7.166%
                       Management
                       Group, Inc.
                       14999 W. Palmetto
                       Park Road
                       Boca Raton
                       FL 33486

----------------------------------------------------------------------------------------

Common                 DVV Invstmnts Inc.     180,000               6%
                       428 Wavecrest Ct.
                       Boca Raton
                       FL 334323

----------------------------------------------------------------------------------------

Common                 Palmetto Art           130,000               4.33%
                       Associates, Inc.
                       3094 Westbury H
                       Deerfield Beech
                       FL 33442

----------------------------------------------------------------------------------------

Common                 Q Capital, Inc.        125,000               4.166%
                       5551 Marbella Dr.
                       Boca Raton
                       FL 33433

----------------------------------------------------------------------------------------

Common                 Opportunity Int'l      125,000               4.166%
                       Group, Inc.
                       9953 Ramblewood
                       Drive
                       Coral Springs
                       FL 33071

----------------------------------------------------------------------------------------


     The shareholders identified above other than Mr. Solomon comprise a group as that term is defined in Section 13(d)(3) of the Exchange Act.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

     The Board of Directors of the Company is currently composed of five members, each of whom serves for a term of one year. Executive officers are elected annually by the Board of Directors and serve at the Board's discretion. The following table sets forth information with respect to the directors and executive officers of the

Company.


NAME                                  AGE         POSITION                CURRENT TERM         EXPIRES

Harold Solomon                        45         Chairman, CEO, Pres        July 1999           1999

George R. Keller, Jr.                 44         Director                   July 1999           1999

Francis LaTorre                       31         Director                   July 1999           1999

Anthony Caliendo                      30         Director                   July 1999           1999

Sam Benson                            43         Director                   July 1999           1999

All directors hold office until the next annual meeting of the Company (currently expected to be held during the first Monday of December 1999) and until their successors are elected and qualified, subject to earlier removal and replacement by the shareholders. Officers hold office until the first meeting of directors following the annual meeting of shareholders and until their successors are elected and qualified, subject to earlier removal and replacement by the Board of Directors. All of the directors reside in the State of Florida.

Harold Solomon currently serves as Chairman of the Board, CEO and President of the Company. Mr. Solomon founded BRI in 1980 and has been overseeing its operation since it was formed. He transformed BRI from an old fashioned "junkyard" into a complete non-ferrous scrap metal recycling facility. Mr. Solomon, with 19 years experience in the field of recycling, has also instituted programs for inventory control, process management and quality control procedures. He is responsible for the hiring and training of employees, and for the Company's public relations, marketing and advertising. Prior to forming BRI, Mr. Solomon was the Director of Admission and Records at Florida International University. He was part of the team that formed the University's North Miami campus and initiated many of the procedures in the Admission and Records office that helped the new campus grow and prosper. Mr. Solomon holds a B.A. in History and Educational Administration, with a Minor in Music Education, from Florida International University. Mr. Solomon also currently serves as the President of the Hollywood Philharmonic Orchestra.

George R. Keller, Jr. currently serves as a Director/Treasurer. Mr. Keller is the Assistant Director, Department of Safety and Emergency Service for Broward County. Mr. Keller previously served as the Director of the Department of Development Administration of the City of Hollywood, Florida. He was also previously employed by the Urban and Regional Research Center in Gainesville.

Mr. Keller held the following positions in the City of Hollywood: Assistant City Manager (Interim City Manager), Director of Development Administration, Planning Administrator, Community Development Director and Post Disaster Recovery Director. Much of Mr. Keller's work experience has been in the areas of land use planning, zoning, real estate development, urban redevelopment, economic development, annexation, emergency management and code enforcement. Recently, in the spring of 1999, Mr. Keller completed the Community Emergency Response Team
(CFRT) training program available to local residents. Other professional memberships and affiliations include: the International City/County Manager's Association, American Institute of Certified Planners (AICP), American Planning Association, Hollywood Housing Authority (former Commissioner), 1990 Price Waterhouse/South Florida Business Journal "Up & Comers" Award, Florida Real Estate License (inactive), Juvenile Diabetes Foundation and Broward County Humane Society. He holds a B.S. Degree in Urban Geography and a M.A.T. Degree in Urban Geography and Urban and Regional Planning from the University of Florida, Gainesville, Florida.

Francis LaTorre serves as a Director. He is a Loan Consultant to South Florida Mortgage Consultants, Inc., and a realtor for Broward Real Estate Sales Co., Inc. He previously worked in sales for Galacticomm., Inc. While on active duty in the US Navy, Mr. LaTorre received the Hospital Corpsman Certificate with honors from the Naval School of Health Sciences, San Diego. Mr. LaTorre is a 1995 graduate of Columbia College. Mr. LaTorre also serves as Chairperson of the finance committee of the Hollywood Philharmonic Orchestra.

Anthony Caliendo currently serves as a Director/V.P. Sales & Marketing. He is presently a Sales Manager for Global Asset Partners, of Nassau, Bahamas, an asset management company. (See, "Conflicts of Interest".) He has previously served as a loan officer for K&B Capitol, and as Finance Manager for Royal Palm Homes, both in Boca Raton, Florida. He also held various management positions with Bally's Fitness Corp. Mr. Caliendo held both General Manager and District Manager positions with Bally's Fitness Corp. in Chicago, from 1987 to 1990. At age 18, he was the youngest G.M. in Bally's history and as District Manager, he was recognized for his managerial and marketing skills by earning Manager of the Year, Employee of the Year and Salesman of the Year Awards, in addition to winning Bally's Annual National Sales Contest.

     As General Manager of two different World Gym locations in Chicago in 1992 and 1993, Mr. Caliendo oversaw Human Resources, Marketing and Sales, exceeded sales projections of over $2 million, and helped to make the World Gym the fastest growing fitness facility in Chicago. In 1994, as a General Securities Representative (NASD I Series Seven) for a small boutique investment banking firm in South Florida, Mr. Caliendo became the top producer within 4 months, recruited brokers and conducted training courses and raised equity in excess of $2 million. At present, Mr. Caliendo serves as the Vice President of Investor Relations for Royal Palm Homes, a real estate development company in South Florida. He is also a Loan Officer for K&B Capital Corp., currently engaged in several commercial finance ventures and residential mortgages, and also serves as a Sales Manager for Global Asset Partners, working in Investment Banking Financing and training new Account Executives.

Sam Benson currently serves as a Director/Secretary. Mr. Benson graduated in 1978 from the University of Miami with a B.B.A. in International Finance and Marketing. From 1978 to 1982 Mr. Benson worked for Quaker Oats. First to set up major accounts for Quaker Oats in South Florida, he was then the Southeast United States liaison for these major accounts. From 1982 to 1986 Mr. Benson attended medical school, graduating in 1986 with his M.D. degree. From 1986 to 1989 Mr. Benson practiced with a South Florida pediatrician. From 1989 to present Mr. Benson has worked for Elise Undergarment in various management capacities. For the past year he has been responsible for their locating and building a facility in Urnan1 Mexico.

ITEM 6. EXECUTIVE COMPENSATION.

     Mr. Solomon compensated at the rate of $10,000 per month plus customary benefits.

     Mr. Albert Massucco, Jr., is compensated at the rate of $65,000 per year.

     Mr. Solomon and Mr. Massucco are the only members of management of the Company who receive regular salaried compensation.

     All officers and directors will be reimbursed for any expenses incurred on behalf of the Company. Directors will be reimbursed for expenses pertaining to attendance at meetings, including travel, lodging and meals.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Company was incorporated on September 6, 1995. Since its incorporation, the Company has issued 3,500,000 shares of its Common Stock. A majority of these shares are held by the Company's President and CEO.

     On June 2, 1999, the Company entered into a Consulting Agreement with Global Capital Management, Inc. ("Global"), whereby Global will offer strategic advice regarding capitalization, capital structure, potential investors, corporate transactions, in order to implement the Company's business plan. Pursuant to the Consulting Agreement, Global received 200,000 shares of the Company's common stock. In addition, Global received the right to purchase up $950,000 of the stock in this offering, which stock was issued without restrictive legend

     Mr. Anthony Caliendo, a director of the Company, is employed as a Sales Manager for Global Asset Partners, a Bahamian asset management company. Global Asset Partners, Ltd., is affiliated with Global Capital Management, Inc. through certain common ownership.

     ITEM 8. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The Shares registered are the common Shares of the Company. One million of the Shares were issued pursuant to the accredited investor / intrastate offering exemption of Rule 504, in the state of Florida, without restrictive legend. No dividends have been paid on the Company's common Shares to date, and no dividends are anticipated for the Shares offered hereby. The Shares carry full voting rights on the same terms as Shares held by management. The Shares are qualified for resale in any jurisdiction in which trading of Rule 504 stock issued pursuant to the intrastate exemption for offerings to accredited investors is recognized. The Shares are not subject to an anti-dilution provision.


     The Company is authorized to issue 25,000,000 shares of Common Stock, $.001 par value per share. The holders of Common Stock have one vote per share on all matters (including election of directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. There are no sinking fund provisions. Holders of Common Stock will not have preemptive rights with respect to any additional shares of Common Stock which may be issued. Therefore, the Board of Directors may sell shares of capital stock of the Company without first offering such shares to existing stockholders of the Company. The Common Stock is not subject to call for redemption The Common Stock currently outstanding is fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and Preferred shareholders, if any. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefore, but has paid no cash dividends on its Common Stock to date.

PART II.

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

     At November 1, 1999, there were 34 holders of Common Stock. The Company's Common Stock is not listed or quoted on any exchange or quotation service and there is no established public trading market for the Common Stock. To the knowledge of the Company, trading to date has been irregular and extremely limited. As of October 1, 1999, the current price of the Company's stock was $8.75 per share. The 52 week low occurred in February of 1999, at $7.00 per share.

     The Company will seek a market maker to submit an application with NASDAQ's OTC Bulletin Board to have its Common Stock quoted. In order to be approved for OTC Bulletin Board quotation, the Company must be current in reporting pursuant to the Securities and Exchange Act of 1934. The Company will seek to encourage at least one market makers for the Common Stock. Making a market involves maintaining bid and ask quotations and being able, as principal, to effect transactions in reasonable quantities at those quoted prices, subject to various securities laws and other regulatory requirements.

     The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither the Company nor any market maker has any control. Accordingly, there can be no assurance that an active and liquid trading market for the Common Stock will develop, or if a market develops, that it will continue.

     The Board of Directors may consider paying dividends in the future and will periodically review its policy regarding dividends. Declaration of dividends, if any, by the Board of Directors will depend upon a number of factors, including capital requirements, investment opportunities available to the Company or the Bank, capital requirements, regulatory limitations, the Company's results of operations and financial condition, tax considerations and general economic conditions, as well as other relevant factors. No assurances can be given, however, that any dividends will be declared, what amount the dividends will be, or whether such dividends, once commenced, will continue to be paid. The Company may pay stock dividends in lieu of, or in addition to, cash dividends. The Company has not paid any dividends since its inception, however, intends to pay dividends as soon as business operations permit.

ITEM 2. LEGAL PROCEEDINGS.

     The Company is not a party to any litigation nor, to the knowledge of management, is any litigation pending or threatened against the Company. The Company is not a party to any other legal proceedings which would have a material impact on the Company's operations and/or financial condition, nor is the Company aware of any such threatened proceeding.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

NONE.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     Set forth below is certain information concerning all sales of securities by the Company during the past three years that were not registered under the Securities Act of 1933.

Between August 13, 1999 and December 1, 1999 the Company sold two million shares of its common stock at $.50 per share (US $1,000,000) in exchange for forty nine per cent of the Company's equity. The shares were sold at in minimum subscriptions of $25,000. The

Shares were offered by the Company's officers, directors at a gross offering price of $0.50 per Share. Certain of the shares were purchased by Global Capital Management Group, Inc., and companies affiliated or acting therewith.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company intends to indemnify its officers and directors as provided under Nevada law. The applicable statute is Nev. Rev. Stat. Ann. Section 78.7502
(1998), which provides as follows:

          Section 78.7502. Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions

               1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

               2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

               3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     It is the view of the Company that the foregoing statute permits indemnification of officers and directors for actions taken in good faith. The Company intends to indemnify officers and directors to the full extent permissible under Nevada law.

PART F/S. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

     Please see the Consolidated Financial Statements appearing on F-1 to F-11. The index to the Consolidated Financial Statements appears on page 20.

PART III. INDEX TO EXHIBITS.

ITEM 1. INDEX TO EXHIBITS

See Index to Exhibits

ITEM 2. DESCRIPTION OF EXHIBITS

Exhibit     Description
No.

1.          Stock Exchange and Merger Agreement Between Tyrol Pines, Inc. and
            Registrant

2.          Articles of Merger Between Tyrol Pines, Inc. and Registrant

3.          Articles of Incorporation of Registrant (f/k/a/Tyrol Pines, Inc.)

4.          By-Laws of Registrant (f/k/a/Tyrol Pines, Inc.)

5.          Subscription Agreements Between Global Capital Group, Inc. and Registrant,
            and between Global Capital Management Group, Inc. and Registrant

6.          Consulting Agreement between Global Capital Management Group, Inc.
            and Registrant

7.          Subsidiaries of Registrant

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL ENVIRONMENTAL MANAGEMENT, INC.

By: /s/ HAROLD SOLOMON
   ------------------------------
       Harold Solomon
       President

Dated: November 30, 1999

                                  EXHIBIT F/S

                             BROWARD RECYCLING INC.
                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

                                TABLE OF CONTENTS

                                                                              PAGE

Independent Auditors' Report                                                   1

Consolidated Balance Sheets                                                    2

Consolidated Statements of Income                                              3

Consolidated Statements of Stockholders' Equity                                4

Consolidated Statements of Cash Flows                                          5

Notes to Consolidated Financial Statements                                   6 - 9

                              BAUM & COMPANY, P.A.
                          CERTIFIED PUBLIC ACCOUNTANTS
                        1515 UNIVERSITY DRIVE - SUITE 209
                          CORAL SPRINGS, FLORIDA 33071
                                 (954) 752-1712

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Broward Recycling Inc.

We have audited the accompanying balance sheets of Broward Recycling Inc. as of December 31, 1998 and 1997 and the related statements of income, stockholders' equity and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broward Recycling Inc. as of December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 of the financial statements, the Company has suffered losses from operations for the past years which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

August 5, 1999

Coral Springs, Florida

                             BROWARD RECYCLING INC.
                                 BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1997

                                     ASSETS

                                                                                        1998                    1997
                                                                                      --------                --------
Current Assets
            Cash on Hand                                                             $   1,800               $   1,900
            Inventory (Note 1)                                                           4,728                   4,508
            Loan to Stockholder                                                         38,678                   - 0 -
                                                                                     ---------               ---------

                        Current Assets                                                  45,206                   6,408

Property, Plant and Equipment
            (Net of $109,109 and $102,125 of
             accumulated depreciation for 1998
             and 1997 respectively)(Note 2)                                            141,485                 148,469
                                                                                     ---------               ---------

Non-Current Assets
            Deferred loan costs - (net of
             accumulated amortization of $107)                                           6,303                   - 0 -
            Deposits                                                                       340                     340
                                                                                     ---------               ---------

                        Total Non-Current Assets                                         6,643                     340
                                                                                     ---------               ---------

                        Total Assets                                                 $ 193,334               $ 155,217
                                                                                     =========               =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
            Notes Payable - Current Portion
             (Note 4)                                                                $ 202,998               $  67,252
            Accounts Payable and Accrued Expenses                                       81,704                  40,578
            Cash Overdraft                                                               3,411                   6,521
            Customer Deposits (Note 1)                                                  23,284                  26,900
                                                                                     ---------               ---------
                        Total Current Liabilities                                      311,397                 141,251

Long Term Liabilities
            Notes Payable (Notes 4)                                                    112,882                 125,685
                                                                                     ---------               ---------

                        Total Liabilities                                              424,279                 266,936
                                                                                     ---------               ---------
Stockholders' Equity
            Common Stock, Par Value $1.00,
             1,000 Shares Authorized
             667 Issued and Outstanding                                                    667                     667
            Additional Paid in Capital                                                  25,433                  25,433
            Accumulated Deficit                                                       (257,045)               (137,819)
                                                                                     ---------               ---------
                        Total Equity                                                  (230,945)               (111,719)
                                                                                     ---------               ---------

            Total Liabilities and Stockholder's Equity                               $ 193,334               $ 155,217
                                                                                     =========               =========


               See Accountant's Report and Accompanying Footnotes

                             BROWARD RECYCLING INC.
                              STATEMENTS OF INCOME
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                              1998                     1997
                                            --------                  -------

Revenues                                   $ 560,152                $ 718,178


Cost of Goods Sold                           429,462                  509,164
                                           ---------                ---------


Gross Profit                                 130,690                  209,014


General and Administrative Expenses          219,872                  212,127
                                           ---------                ---------


Income (Loss) Before Other (Expense)
   And Provisions for Income Taxes           (89,182)                  (3,113)
                                           ---------                ---------


Other (Expense)
            Interest Expense                 (30,044)                 (24,386)
                                           ---------                ---------

Income (Loss) Before Income Taxes           (119,226)                 (27,499)

Provision for Income Taxes (Note 6)            - 0 -                    - 0 -
                                           ---------                ---------

Net Income (Loss)                          $(119,226)               $ (27,499)
                                           =========                =========




               See Accountant's Report and Accompanying Footnotes

                             BROWARD RECYCLING INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                  COMMON STOCK             PAID IN        ACCUMULATED
                             SHARES          AMOUNT        CAPITAL          DEFICIT
Balance December 31,
   1996                          667       $     667       $  25,433       $(110,320)

Net Income (Loss)              - 0 -           - 0 -           - 0 -         (27,499)
                           ---------       ---------       ---------       ---------

Balance December 31,
   1997                          667             667          25,433        (137,819)

Net Income (Loss)              - 0 -           - 0 -           - 0 -        (119,226)
                           ---------       ---------       ---------       ---------

Balance December 31,
   1998                          667             667          25,433       $(257,045)
                           =========       =========       =========       =========


               See Accountant's Report and Accompanying Footnotes

                             BROWARD RECYCLING INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                                                                    1998                        1997
                                                                  --------                   ---------
        Cash Flow from Operating
         Activities:
                    Net (Loss)                                   $(119,226)               $ (27,499)

                    Adjustments to Reconcile Net
                    Income to Net Cash Used for
                    Operating Activities:
                    Depreciation and Amortization                    7,090                    7,748

                    Changes in Assets and Liabilities

                    (Increase) Decrease in Inventory                  (220)                   2,057

                    (Increase) Decrease in Due From
                      Officer                                      (38,678)                   8,388

                    (Increase) Decrease in Deposits                  - 0 -                    2,020

                    (Increase) Decrease in Cash
                      Overdrawn                                     (3,110)                   6,521

                    (Increase) Decrease in Accounts
                      Payable and Accrued Expenses                  41,126                  (21,491)

                    (Increase) Decrease in Customer
                      Deposits                                      (3,616)                  26,900
                                                                 ---------                ---------

        Net Cash Used in Operating Activities                     (116,634)                   4,644
                                                                 ---------                ---------

        Cash Flows from Financing Activities:

                    Deferred Loan Costs                             (6,410)                   - 0 -

                    Proceeds from Loans Payable                    244,798                   76,057

                    (Payments) of Loans Payable                   (121,854)                 (80,671)
                                                                 ---------                ---------

                        Net Cash Flows From
                         Financing Activities                      116,534                   (4,614)
                                                                 ---------                ---------

Net Increase (Decrease) in Cash                                       (100)                      30

Cash - Beginning of year                                             1,900                    1,870
                                                                 ---------                ---------

Cash - Ending of year                                            $   1,800                $   1,900
                                                                 =========                =========

               See Accountant's Report and Accompanying Footnotes

                             BROWARD RECYCLING INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1 -    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            BUSINESS AND ORGANIZATION

            Broward Recycling Inc. (formerly H M S Scrap Metal, Inc.) was incorporated in the state of Florida on July 1, 1981. The principal business of the company is the collection and processing of scrap metals.

            USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results can differ from those estimates.

            CASH AND CASH EQUIVALENTS

            Cash and cash equivalents include cash on hand, cash in banks, and any highly liquid investments with a maturity of three months or less at the time of purchase.

            INVENTORIES

            Inventories (stated at the lower of cost market) consist of scrap metal.

            FIXED ASSETS

            Fixed Assets are stated at cost and depreciated over their estimated allowable useful lives (5 to 31.5 years), utilizing both the straight-line and declining balance methods. Expenditures for major renewals and betterments that extend the useful lives of fixed assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

            CUSTOMER DEPOSITS

            The Company obtained advances/deposits from various customers for working capital purposes. These deposits are periodically applied to accounts receivable.

            REVENUE RECOGNITION

            Revenue is recognized upon the sale of scrap metal.

                             BROWARD RECYCLING INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 2 -    PROPERTY, PLANT AND EQUIPMENT

                                           DECEMBER 31,
                                       1998            1997
                                     ---------    ----------
Land                                 $ 50,000       $ 50,000
Building                              127,058        127,058
Leasehold Improvements
  and Equipment                        73,536         73,536
                                     --------       --------

Total                                 250,594        250,594
Less:  Accumulated
       Depreciation                   109,109        102,125
                                     --------       --------

            Net Property Plant
               and Equipment         $141,485       $148,469
                                     ========       ========

NOTE 3 -    LEASING ARRANGEMENTS

            The company leases a vehicle, incurring lease expenses of $5,088 in both 1998 and 1997. The future minimum lease payment is $2,968 for 1999, the year of lease termination.

            The company conducts its business from facilities that are owned.

NOTE 4 -    NOTES PAYABLE

            Notes Payable consist of the following:


                                                                                DECEMBER 31,
                                                                            1998          1997
                                                                          -------       -------
            Note Payable, individual, 18% interest, secured by
            mortgage on stockholders home, matures May 2003,
            monthly payment of $494 includes interest.  The
            principal and the 16% interest rate of the 1997
            balance was refinanced in 1998                                $ 18,194      $ 16,124

            Note Payable, individual, 16% interest, secured by
            mortgage on home of stockholders father, matures
            September 1999, monthly interest only payments                  25,000        25,000

            Note Payable, individual, 12.9% interest, secured by
            mortgage on company land and building, monthly payments
            $1,460, matures September 2013. The principal and
            interest rate of the 1997 balance was refinanced in 1998       115,134       101,670

                             BROWARD RECYCLING INC
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 4 -    NOTES PAYABLE (CONTINUED)

                                                                                DECEMBER 31,
                                                                            1998          1997
                                                                          -------       -------
            Note Payable, First Union Bank, 7.5% interest, Demand
            note, secured by CD on deposit by stockholder. (In
            January 1999, the note was not renewed and the CD was
            applied as collection)                                        $ 35,000      $ 35,000

            Note Payable, individual, 10% interest, secured by stock
            of the company, matures May 1999, interest and principal
            payable at maturity                                             60,000         - 0 -

            Loan Payable, individual, 10.75% interest,
            no specified maturity                                           11,125         - 0 -

            Loan Payable, individual, no specified
            maturity or interest rate                                       12,348         8,625

            Loan Payable, Global Asset Management, no
            maturity, non-interest bearing                                  34,500         - 0 -

            Capitalized equipment lease, 16.5% interest,
            monthly payment of $321 due December 1999,
            secured by equipment                                             4,579         6,518
                                                                          --------      --------

                                    Total Notes Payable                    315,880       192,937
                                    Current Portion                        202,998        67,252
                                                                          --------      --------
                                    Non-Current Portion                   $112,882      $125,685
                                                                          ========      ========


NOTE 5 -    GOING CONCERN CONSIDERATIONS

            The Company has an accumulated deficit of $257,045, and has suffered losses of $146,725 in the last two years. Additionally, the negative working capital at December 31, 1998 of $266,191 and the $116,634 negative cash flow from operations for the year ended December 31, 1998, raise substantial doubt as to its ability to continue as a going concern. Management has advised us that a venture capital company has expressed an interest in infusing equity capital into the Company.

NOTE 6 -    INCOME TAXES

            The Company has elected to be taxed under the provision of Sub-chapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal corporate income taxes on its taxable income. Instead the stockholders are liable for individual federal income taxes on their respective shares of corporate income. Accordingly, no provision had been made for federal income

                             BROWARD RECYCLING INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 6 -    INCOME TAXES (CONTINUED)

            taxes for the years ended December 31, 1998 and 1997 in the accompanying financial statements.

NOTE 7 -    SUBSEQUENT EVENTS

            The Company has negotiated a litigation settlement attributable to prior years activities. The Company is obligated to pay a $42,000 settlement, commencing July 15, 1999, at the rate of $1,500 per month. This liability has been reflected on the financial statements as of December 31, 1998.

            The Company is negotiating to be merged into a publicly held shell corporation, "International Environmental Management Inc." (IEMI). The principal owner of Broward Recycling Inc. is also the principal stockholder of IEMI.

       INTERNATIONAL ENVIRONMENT MANAGEMENT, INC./BROWARD RECYCLING, INC.
                         PRO FORMA FINANCIAL STATEMENTS
       DECEMBER 31, 1997 AND 1998 AND THE SIX MONTHS ENDED JUNE 30, 1999

                                        International Environment
                                             Management, Inc.                Broward Recycling, Inc.
                                        December 31,     June 30,        December 31,           June 30,
                                          1997      1998    1999            1997          1998        1999

Current Assets                         $   0.00   $    56  $    60       $    6,408   $    45,206   $    4,661

Property, Plant and Equipment
  (net of depreciation)                                                     148,469       141,485      138,132

Non-Current Assets                          427       267      187              340         6,643        6,429
                                      -----------------------------     ---------------------------------------

  Total Assets                         $    427       323      247       $  155,217   $   193,334   $  149,222
                                      =============================     =======================================

Current Liabilities                    $    800   $   900  $ 1,000       $  141,251   $   311,397   $   80,302

Long Term Liabilities                                                       125,685       112,882      315,310

  Total Liabilities                         800       900    1,000          266,936       424,279      395,612

Stockholders' Equity                       (373)     (577)    (753)        (111,719)     (230,945)    (246,390)
                                      -----------------------------     ---------------------------------------

  Total Liabilities and
    Stockholders' Equity               $    427   $   323  $   247       $  155,217   $   193,334   $  149,222
                                      =============================     =======================================

Revenues                               $      0   $     0  $     0       $  718,178   $   560,152   $  278,474

Cost of Goods Sold                                                          509,164       429,462      190,039

Gross Profit                                  0         0        0          209,014       130,690       88,435

General and Administrative                  160       272      176          212,127       219,872       77,083
  Expenses                            -----------------------------     ---------------------------------------

Net Profit (Loss)                      $   (160)  $  (272) $  (176)      $   (3,113)  $   (89,182)  $   11,352
                                      =============================     =======================================


                                              Pro Forma Financial Statements
                                              December 31,           June 30,
                                                 1997          1998        1999

Current Assets                                $    6,408   $   45,262   $    4,721

Property, Plant and Equipment
  (net of depreciation)                          148,469      141,485      138,132

Non-Current Assets                                   767        6,910        6,616
                                             --------------------------------------

  Total Assets                                $  155,644   $  193,657   $  149,469
                                             ======================================

Current Liabilities                           $  142,051   $  312,297   $   81,302

Long Term Liabilities                            125,685      112,882      315,310

  Total Liabilities                              267,736      425,179      396,612

Stockholders' Equity                            (112,092)    (231,522)    (247,143)
                                             --------------------------------------

  Total Liabilities and
    Stockholders' Equity                      $  155,644   $  193,657   $  149,469
                                             ======================================

Revenues                                      $  718,178   $  560,152   $  278,474

Cost of Goods Sold                               509,164      429,462      190,039

Gross Profit                                     209,104      130,690       88,435

General and Administrative                       212,287      220,144       77,259
  Expenses                                   --------------------------------------

Net Profit (Loss)                             $   (3,273)  $  (89,454)  $   11,176
                                             ======================================

NOTES TO PRO FORMA FINANCIAL STATEMENTS

The Company acquired a subsidiary corporation on July 1, 1999. The acquired company is Broward Recycling, Inc., a Florida corporation. The pro forma financial statements reflect what the Company and its subsidiary would have looked like had their financial statements been consolidated for the years ended December 31, 1997, 1998 and the six months ended June 30, 1999.